

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 7, 2016

Mark S. Grewal
President and Chief Executive Officer
S&W Seed Company
7108 North Fresno Street, Suite 380
Fresno, CA 93720

> **Re:** **S&W Seed Company**
> **Registration Statement on Form S-3**
> **Filed December 18, 2015**
> **File No. 333-208605**

Dear Mr. Grewal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your analysis how you satisfy the transaction requirements for use of Form S-3 for this primary offering of common stock and subscription rights to purchase common stock. To the extent you intend to rely on General Instruction I.B.6, please include on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6.

2. Please include in your next amendment all information not permitted to be omitted by Securities Act Rule 430A. We note by way of example that you have omitted the number of subscription rights per common share and similar information.

<u>Certain Material U.S. Federal Income Tax Consequences, page 50</u>

3. We note your representation on page 51 that receipt of subscription rights to purchase common stock is generally treated as a non-taxable distribution for U.S. federal income tax purposes and that a holder will not recognize any gain or loss on exercise of these rights. Please provide us your analysis why the tax consequences of the receipt and exercise of subscription rights are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: P. Rupert Russell, Esq.
        Shartsis Friese LLP